June 21, 2007

Genpact Limited
Registration Statement on Form S-1
Filed May 11, 2007
File No. 333-142875

Dear Mr. Woody:

We refer to the letter of June 7, 2007 (the “June 7 SEC Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Genpact Limited (“Genpact Limited” or the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form S-1 File No. 333-142875 filed on May 11, 2007 (the “Registration Statement”).  We are providing this response on behalf of the Company, which is based on information provided by the Company.

The Company has not yet filed Amendment No. 1 to the Registration Statement which will contain the amendments referred to herein.  The Company proposes to file Amendment No. 1 shortly, which Amendment would include unaudited financial statements for the quarterly periods ending March 31, 2006 and 2007 and related disclosures pertaining to such information.  To the extent the Staff is able to do so, the Company would appreciate knowing, prior to submitting Amendment No. 1, whether the Staff accepts the Company’s responses.  The Company will also include in Amendment No. 1 further details concerning the 2007 Reorganization.

We note that a number of your comments raise issues pertaining to what we have described in the Registration Statement as the 2007 Reorganization.  The 2007 Reorganization will entail reorganizing our business into a Bermuda based entity, Genpact Limited.  The 2007 Reorganization will take place prior to our requesting effectiveness of the Registration Statement.  Because of the importance and relevance of the 2007 Reorganization to a number of our responses, and in order to assist the Staff in its review of the Registration Statement, we set forth below an in-depth description of the 2007 Reorganization.

Description of the 2007 Reorganization.

As described in the Registration Statement (see “Prospectus Summary – The 2007 Reorganization”), Genpact Limited was incorporated as a subsidiary of GGH on March 29, 2007, to be the new holding company of the business.  Genpact Limited has no operations.  Prior to requesting a declaration of effectiveness of the Registration Statement, GGH and Genpact Limited will consummate the 2007 Reorganization which will result in Genpact Limited owning 100% of the stock of GGH.  This transaction will occur by the shareholders of GGH exchanging their preferred and common shares in GGH for common shares in Genpact Limited.  As a result, the only shares that will be outstanding of Genpact Limited at effectiveness, and upon closing of the IPO, will be common shares.  Genpact Limited does not intend to issue any preferred shares prior to or in connection with the offering.  In addition, as part of the 2007 Reorganization, GGL, which has no operations and whose only asset is  approximately 63% of the outstanding equity of GGH, will also become a subsidiary of Genpact Limited.  This will also occur by means of the share exchange.

We will soon finalize the details of the 2007 Reorganization, including the authorized capital, and the number of common shares of Genpact Limited to be issued in exchange for the outstanding preferred and common shares of GGH and GGL.  Once that occurs, we will file an amendment to the Registration Statement in order to complete those sections that are dependent on such information, including pro forma earnings per share, the pro forma information in the capitalization table and the pro forma information in the table of principal and selling shareholders.  The 2007 Reorganization will be consummated prior to the Company requesting effectiveness of the Registration Statement.  Once it is consummated,  the relevant sections of the GGH financial statements will be revised, the legend on the report of KPMG on such financial statements will be removed, the KPMG audit report will be issued and the KPMG consent will be filed.

Responses to the June 7 SEC Letter.

Set forth below in bold font are the comments of the Staff contained in the June 7 SEC Letter and immediately below each comment is the response of the Company with respect thereto.

Capitalization, page 31

1.	Please revise to present in your pro forma column, the effects of the conversion of preferred shares immediately prior to the consummation of the offering.

Response: The Company requests the Staff to consider the description above of the 2007 Reorganization.  The outstanding preferred shares of GGH will be exchanged for common shares of the Company in the 2007 Reorganization.  The capital stock of the Company that will be issued in the 2007 Reorganization will be shown in the pro forma column.  We believe this treatment is consistent with the Staff’s advice set forth in section IV (B), “Other Changes to Capitalization at or Prior to Closing of IPO”, in the publication Division of Corporation Finance:  Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 (referred to herein as the Staff’s “IPO Capitalization Advice”).

We do not think any other information concerning the historic GGH capital structure is necessary or appropriate.

2.	Please tell us what adjustments will be made to the actual cash and cash equivalents and capitalization as a result of the 2007 Reorganization.

Response: The Company advises the Staff that it does not expect that the 2007 Reorganization will result in any change to the cash and cash equivalents and capitalization.  However, in light of the Staff’s comment no. 4, we will eliminate the inclusion of cash and cash equivalents in this table in Amendment No. 1 to the Registration Statement.

3.
Please tell us why it is appropriate to adjust the actual amounts for the application of the net proceeds to repay indebtedness.  In your response, please tell us how the repayment is directly attributable to the specified transaction.

Response: The Company advises the Staff that it believes it is appropriate to present, in the column labeled pro forma as adjusted, the actual amount of indebtedness after application of a portion of the net proceeds to repay such indebtedness because (i) the introduction to the table says that the pro forma as adjusted column shows the effects of the offering and the application of the net proceeds and (ii) the repayment of the indebtedness is stated as a use of proceeds.  We believe that to show the effects of the offering without showing a reduction to the indebtedness would create an inconsistency between what is stated in “Use of Proceeds” and the presentation in “Capitalization”.  We also note that there is no particular provision of Regulation S-K or S-X that governs the presentation requirements for a “Capitalization” section, and we believe the proposed presentation is typical in situations where a portion of the proceeds is being used to pay down indebtedness.

4.	Please revise your “Total Capitalization” summation to include only your capitalization and not cash and cash equivalents.

Response: The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Dilution, page 33

5.
Please revise your dilution table to commence with historical net tangible book value and show the effects of the 2007 Reorganization, the conversion of the preferred stock, and this offering separately within the table.

Response: As described above, the 2007 Reorganization will occur prior to effectiveness.  The Company advises the Staff that the 2007 Reorganization will not change the net tangible book value; it will only change the per share calculation of net tangible book value.  We believe the presentation in the Registration Statement is consistent with the Staff’s IPO Capitalization Advice.  We believe that separate disclosure as to the historical net tangible book value per common share of GGH, the conversion of the preferred stock and the effects of the 2007 Reorganization would create confusion and therefore is inappropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

6.
We note throughout your discussion that you reference and disclose the amount of revenues excluding Unassigned Revenues.  It would appear that the revenues excluding these amounts would be a non-GAAP performance measure subject to the requirement of Item 10(e) of Regulation S-K.  Please revise your discussion to include the information requirement by Item 10(e).

Response: The Company will include the Item 10(e) disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Amendment No. 1.

Management

Summary Compensation Table, page 89

7.
Please update the references to financial statement footnotes in the footnotes to this table to agree to the actual footnote numbers in the consolidated financial statements.  Specifically, reference is made to the footnote references in notes (1) and (7) to this table.

Response: The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Pension Benefits, page 97

8.	Please update the reference to the financial statement footnote in footnote (2) to this table to agree to the actual footnote number in the consolidated financial statements.

Response:  The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Director Compensation, page 102

9.	Please update the reference to the financial statement footnote in footnote (1) to this table to agree to the actual footnote number in the consolidated financial statements.

Response: The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Financial Statements

General

10.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Additionally, please make similar revisions to other sections of your filings, as appropriate.

Response:  The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

11.
In the amendment in which you request effectiveness, please revise to remove the restrictive language presented with your auditor’s report, to include a date of the audit report and to include a conforming signature preceded by the /s/ designation in accordance with Rule 302 of Regulations S-T and as required by Article 2-02 of Regulation S-X.  In addition, please include an appropriate consent from your auditors.

Response: The Company will comply with the Staff’s comment in the amendment in which it requests effectiveness or in an amendment to be filed prior thereto.

Consolidated / Combined Statements of Income, page F-5

12.
Please tell us why you have not presented net income available to common shareholders on the face of your income statement given the amount of preferred stock outstanding as of each reporting date.  Please refer to SAB Topic 6B.

Response:  The Company advises the Staff that it has not presented net income available to common shareholders on the face of its income statement because the preferred shares of GGH will be eliminated in the share exchange as part of the 2007 Reorganization, which will take place prior to requesting effectiveness.  At the time of the offering, Genpact Limited will not have any outstanding preferred shares.  Accordingly, all of the net income will be available to common shareholders.  We believe the presentation is consistent with the Staff’s IPO Capitalization Advice.

Note 1. Organization and description of business, page F-10

13.
Please tell us how you plan to account for the 2007 Reorganization and the effects that will be shown in the pro forma financial information, if any.  Please cite appropriate accounting literature relied upon by management.

Response:  The Company advises the Staff that the 2007 Reorganization will entail reorganizing our business into a Bermuda based entity, Genpact Limited, which is currently a wholly-owned subsidiary of GGH without any operations.  The Company will become the parent of GGH as a result of a share exchange as described above.  In addition, GGL, which is currently a shareholder of GGH (and has no other operations), will become a subsidiary of the Company.  There will be no other change to GGH or its business.  The 2007 Reorganization will take place prior to our requesting effectiveness of the Registration Statement.  Accordingly, consistent with the guidance in paragraph 11 and D12 of Statement of Financial Accounting Standard No. 141, Business Combinations, the 2007 Reorganization will be recorded at carrying values.

14.
Please tell us management’s basis for recording the post-acquisition expenses through the income statement, yet any recovery from GE as an adjustment to goodwill.  Please cite accounting literature relied upon by management.

Response:  The Company advises the Staff that it recorded as an expense certain post-2004 Reorganization payments made to specified employees, and recorded the reimbursement from GE for such expenses as a reduction to goodwill, for the reasons set forth below.

As part of the 2004 Reorganization, GE agreed to reimburse the Company for certain bonus payments to specified employees of the Company provided those employees remained with Genpact for a period of 18 to 24 months following the 2004 Reorganization.  Subsidiaries of GGH made these payments to the relevant employees through normal payroll practices over the 24 month period following the 2004 Reorganization.  The Company recorded such payments as an expense over that 24 month period as the Company believes that it has received substantive economic benefits on account of the services rendered by those employees.

The Company has drawn an analogy to the guidance in paragraphs 25 to 27 of SFAS No. 141, Business Combinations, which provide that contingent consideration paid to the selling shareholder under a business combination agreement should be recorded as an additional element of the cost of an acquired entity (generally reflected by an increase in goodwill) when the contingency is resolved.  In the current situation, the recoveries from GE represent a refund of a portion of the upfront consideration, based on certain events specified in the business combination agreement.  Accordingly, consistent with the treatment of additional consideration paid, which is recorded as an adjustment to goodwill under paragraph 27 of SFAS No. 141, the Company has recorded the recoveries from GE as an adjustment to goodwill.

Note 2.  Summary of Significant Accounting Policies

c) Revenue Recognition, page F-12

15.	With regard to your fixed base contracts, please tell us whether you review for and accrue, as applicable, a provision for anticipated losses on contracts.

Response: The Company advises the Staff that it has fixed-price contracts relating to its business process services and software development services.  The Company has instituted an internal control system to track the projected profitability of all its fixed-price contracts on a regular basis.  Accordingly, if there are any anticipated losses in any of its fixed-price contracts, such losses would be provided for in the Company’s income statement.  As noted on page 38 of the Registration Statement, only a small portion of the Company’s revenues is currently derived from fixed-price contracts.  The Company does not expect any of its current outstanding fixed-price contracts to make any losses and as of the date of this letter the Company has not had any fixed-price contracts that resulted in a loss.

16.
We note your policy which defers the recognition of transition revenues and costs over the period in which the related services are performed.  Please tell us management’s basis for this accounting policy.  Within your response, specifically address the appropriateness of cost deferral.  Additionally, based on your disclosure within your MD&A, it appears that this policy was new in 2005.  Please tell us how you recorded these revenues and costs prior to 2005 and why management determined that this method is preferable to the previous policy.

Response: In substantially all contracts with new clients, the Company receives a non-refundable fee as well as reimbursement of its initial set-up costs relating to the transition of processes from the client’s locations to the Company’s delivery centers.

The Company believes that such fees and reimbursement of set-up costs do not represent the culmination of a separate earning process as per the guidance in SAB Topic 13A, Revenue Recognition and footnote 51 of Statement of Financial Accounting Concepts No.5.  The set-up activities relating to the transition of the processes have no separate value to the client on a standalone basis. The clients of the Company derive value by way of a reduction in their overall costs and an increase in efficiency from such transitions only as the business process services are provided over the term of the contracts.  Accordingly, the Company believes that the earning process only commences once it is performing the contracted services and delivering the expected benefit to the client.  Therefore the Company considers it appropriate to defer the recognition of such revenues over the expected term of the contract.

As permitted by SAB Topic 13A, in cases where fees and reimbursements relating to set-up transition activities are deferred (as discussed above), the Company has elected a policy to defer the direct and incremental set-up costs relating to these transition activities.  The costs deferred directly relate to the transition of such processes from the client location to the Company service delivery center, a major component of which are travel expenses.  In addition, the amount of costs deferred is limited to the extent of deferred revenues.  Additionally, the Company has determined that such costs of ongoing and routine transition activities do not represent start-up costs within the scope of Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities.

Prior to 2005, the revenues and related costs on account of such transition activities were immaterial.

f) Business combinations, goodwill and other intangible assets, page F-13

17.
We note that you amortize your customer-related intangible assets over a period of 3-10 years using a discounting cash flow method.  We also note that the vast majority of the amortization of this intangible is characterized as an operating expense as opposed to costs of sales as a result of your allocation method which is based on headcount.  Please tell us management’s basis for the estimated useful lives assigned and why it is appropriate to base your allocation on headcount given the nature of this intangible.

Response: The Company has set forth below an explanation of the nature of the customer-related intangible assets, its basis for calculating the estimated useful lives assigned to such intangible assets and the manner in which it allocates amortization expenses related to such intangible assets.  The Company notes that it does not base its allocation of such customer-related intangible assets on headcount.

Substantially all of the customer-related intangible assets represent intangible assets recorded in connection with the 2004 Reorganization, which are being amortized over an eight to ten year period.  A very small percentage pertains to customer-related intangible assets acquired in its acquisitions of Creditek and Genpact Mortgage Services, Inc. which are being amortized over a period of three years.

The value of the intangible assets recorded in connection with the 2004 Reorganization consists of the value of contractual commitments and the value of the relationship with the relevant clients in excess of the value of such contractual commitments.  The value of the contractual commitments represents a substantial portion of the total value and is amortized over the period of such commitments, which is eight years.  The value of the relationship-related intangible assets is amortized over ten years.

The Company has arrived at the estimated useful life of the relationship-related intangible assets in light of certain facts about the nature of its services and its relationships with clients and its historical experience.  The Company typically enters into Statements of Work (“SOWs”) under a Master Service Agreement, which SOWs specify the nature of the services to be provided and the pricing terms.  Because of the nature of the services provided and the industry, SOWs are frequently renewed.  This is because, among other reasons, the services are critical to a client, and the full efficiencies of a service are only derived over an extended period of time.  In addition, clients face significant costs if they transition to a new service provider.  For these and other reasons, the Company’s historical experience is that SOWs are frequently renewed without substantial cost or material modification.  Accordingly, the Company takes into account the likelihood of renewals in estimating the useful life of the relationship-related intangible assets.  The Company notes that the estimated useful life of ten years is actually shorter than the total period of fifteen years used by the Company to estimate cash flows under the income approach for valuing the underlying relationship-related intangible assets.

Almost all of the amortization costs relating to customer-related intangible assets are separately recorded in the Company’s income statement as “Amortization of acquired intangible assets” and included as part of operating expenses.  (As noted above, the Company does not allocate such costs by headcount.)  The Company does not include such costs in cost of revenues because such costs do not represent a cost of delivering the services to clients.  The Company believes that such intangible assets effectively lower the sales and marketing costs that the Company would have otherwise incurred to generate the large volume of business represented by such intangible assets.  Accordingly, the Company believes it is appropriate to classify the amortization as a separate component of operating expenses.

l)  Retirement benefits, page F-16

18.
We note that you use an independent actuary to determine the liability associated with your benefit plans.  As the independent actuary appears to be an expert, please revise your disclosure to name the independent actuary and provide a consent in your next amended filing.

Response: References to the independent actuary will be deleted in Amendment No. 1 in response to the Staff’s comment.

m)  Stock-based compensation, page F-16

19.	Please revise your disclosure to include the information required by paragraphs 84 and 85 of SFAS 123(R).

Response: Prior to adoption of SFAS No. 123(R), the Company followed the minimum value method of SFAS No. 123 to record compensation costs for stock-based awards and has not followed the intrinsic value method of APB No. 25 for any of the reporting periods presented.  Accordingly, the Company advises the Staff that it believes that no additional disclosures are required under paragraphs 84 and 85.

Note 3. Other business acquisitions, page F-18

20.	Please revise your disclosure to include the information required by paragraphs 54 and 55 of SFAS 141.

Response: The acquisition of Genpact Mortgage Services, Inc. and Creditek Corporation are not material for the purposes of paragraphs 54 and 55 of SFAS No. 141.  Accordingly, the Company advises the Staff that it believes that no additional disclosures are required.

Note 14.  Short-term borrowings, page F-27

21.
Please revise to disclose the amount of the margin above LIBOR that you are required to pay on your revolving credit facilities.  Please revise Note 15 to include similar information regarding your long term debt.

Response: The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

Note 15.  Long-term debt, page F-27

22.
Please provide us with management’s justification for reporting a portion of the refinanced loan as a modification and the other portion as an extinguishment.  It would appear that this was one term loan that was refinanced and not a series of loans to each of the underlying syndicate members.  Additionally, please tell us why the entire refinancing transaction was not accounted for as an extinguishment given that you changed the interest rate and the maturity profile.

Response: The Company originally borrowed $180 million in connection with the 2004 Reorganization under a term loan facility.  While the loan was underwritten by three lead managers, the funding was done directly by 14 lenders. The Company entered into a loan facility agreement with the 14 lenders and the three lead managers received pre-established fees for their involvement.  Subsequently, in 2006, the Company initiated the restructuring of the loans outstanding and appointed four lead managers to underwrite the restructured loans.  Two of the lead managers involved in the facility arranged at the time of the 2004 Reorganization were also involved in the 2006 restructuring.  The Company evaluated the involvement of the lead managers to determine whether they acted as agents or as principals and considered the following indicators prescribed in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, while performing this evaluation:

•
Even though the lead managers had underwritten the restructuring, the actual funding of the restructured loans was done directly by 14 lenders contemporaneous with the signing of the underwriting agreement and hence the lead managers’ own funds were, in substance, not at risk;

•	The initial loan facility agreement for the restructured loans was entered directly between the Company and the individual lenders;

•	The Company initiated the restructuring, and was directly involved in determining the terms of the restructuring;

•	The lead managers received a pre-established fee for facilitating and underwriting the restructuring.

Based on this evaluation, the Company concluded that the lead managers acted as agents of the Company and, consistent with the guidance in EITF 96-19, the Company believes that the actions of the lead managers should be viewed as those of the Company to determine whether the individual loans had been extinguished and whether the modification of the terms resulted in an extinguishment of the original debt.

Accordingly, in all cases where an existing lender had been replaced by a new lender, the Company determined that the original loan had been extinguished.  For all other loans, using the guidance in EITF 96-19, the Company evaluated the impact of the modification of the terms of the loan (i.e., any change in the principal amount of the loan, interest rate and maturity profile) to determine whether the cash flow effect of the modifications on a present value basis was in excess of 10%.  In all such cases where the cash flow effect was in excess of 10%, the Company determined that the modification resulted in extinguishment of the original loan.  In all other cases (approximately 23% of the outstanding loans) the Company concluded that the effect of the modification was less than 10% of the cash flows, and the original debt was not extinguished.

The Company notes that if the entire loan had been considered as one single loan, the cash flow effect of the modification on a present value basis (on an overall basis) would be less than 10% and the loan would not have been considered as substantially different under the guidance of EITF 96-19.  In such a case, no portion of the loan would be considered to be extinguished, which the Company believed was not representative of the substance of the transaction.

Accordingly, the Company considered each individual loan balance to determine which portion of the restructured loan was extinguished.  The Company determined that the remaining portion, though modified, did not result in extinguishment of the original loans.

Note 18. Stock-based Compensation, page F-31

23.
Please provide the estimated IPO price or range when available.  Also, please provide us with a chronological summary of your issuances of preferred stock, common stock, and grants of options during 2004, 2005 and 2006 and through the date of your response.  With respect to each issuance, indicate the number of shares or options issued, the purchase price per share or exercise price per option, any restrictions or vesting terms, the fair value of your common stock on the date of issuance, and the related amount of compensation recognized in your financial statements.  Reconcile for us the fair value assigned to your common stock to your estimated offering price per share of your Genpact Limited Shares and provide us with details of the significant factors contributing to the differences.

Response:  The Company has provided the information requested with respect to the shares issued in connection with the 2004 Reorganization as well as all share and option issuances after such time.

As described in the Registration Statement in “Prospectus Summary – The Company – 2004 Reorganization,” on December 30, 2004, the General Electric Company (“GE”) entered into an arm’s length transaction with two private equity firms (General Atlantic (“GA”) and Oak Hill Capital Partners (“OH”)) whereby GE sold GA and OH a 60% indirect stake in the Company (the “2004 Reorganization”).  As part of this transaction GE, GA and OH agreed that the Company had an enterprise value of $803 million and the common share price on a fully diluted basis was $623 per common share.

The Company adopted its first employee share option plan on July 26, 2005.  The following table shows, in chronological order since July 26, 2005, each date on which shares were issued and options were granted, the purchase price or exercise price per share, the number of shares issued or options granted on such date and the fair value of the underlying common shares of the Company.  It also shows the amount of compensation expense recognized in the Company’s financial statements through March 31, 2007 with respect to options granted prior to such date.  Other than in connection with the 2004 Reorganization, there were no other share or option issuances prior to July 26, 2005.  Unless otherwise noted, “options” mean options to purchase common shares.

The options granted by the Company have differing vesting schedules, all of which are linked to service conditions and (other than the performance-based options issued to the chief executive officer and described in the Registration Statement) vest over varying service periods.

The Company and the underwriters have not yet determined the price range that will be included in the preliminary prospectus.  The Company will provide this information shortly.  However, for purposes of the Staff’s consideration of this information, we advise you that the Company’s preliminary estimate of its equity valuation is in the range of approximately $3.5 billion to $3.9 billion, which is equal to a per common share price, based on the existing capital structure, of approximately $2,900 to $3,250.  This estimate could change as the underwriters and the Company continue to discuss the offering and as market conditions change.

All references to share prices are calculated on a fully converted basis; the prices for preferred shares (which are convertible into common shares) are stated on a common share equivalent basis.

Please note that the number of shares and the price per common share set forth below do not reflect the effects of the 2007 Reorganization described in the Company’s Registration Statement, which will involve a change in the Company’s capital structure shortly.  The Company will provide the new capital structure shortly.

Issuance or Grant Type	Issuance/ Grant Date	Purchase Price or Exercise Price Per Share	Number of Shares Issued/ Options Granted	Per Share Fair Value on Date of Issuance or Grant	Amount of Compensation Expense Recognized in Financial Statements
					Year ended December 31,		For the period January 1 to March 31,
					2005	2006	2007
Options	July 26, 2005	$623	55,900	$623	2,703,099	2,658,555	1,020,479
Issuance of convertible preferred shares	September 9, 2005	$623	18,270 shares of each of series A and series B	$623	NA	NA	NA
Options	September 28, 2005	$623	6,865	$623	344,905	464,673	174,582
Options	November 15, 2005	$942	800	$942	14,162	76,187	20,565
Options	February 27, 2006	$1,177	5,650	$1,177	--	484,766	147,633
Options	April 20, 2006	$1,177	10,200	$1,177	--	596,286	213,377
Options	November 15, 2006	$1,513	9,578	$1,909*	--	221,063	438,521
Options	January 3, 2007	$1,909	5,267	$1,909	--	--	163,556
Options	January 26, 2007	$1,909	1,100	$1,909	--	--	31,167
Common shares delivered as acquisition consideration	March 2, 2007	$2,918	7,973	NA	--	--	NA
Options	March 26, 2007	$2,872	2,285	$2,918*	--	--	1,652
Options	March 27, 2007	$2,872	9,200	$2,918*	--	--	26,462
Options	April 20, 2007	$2,918	34,450	$2,918	--	--	NA**
Options	May 29, 2007	$2,918	4,150	$2,918	--	--	NA**

*See discussion below of the reasons why a higher fair value was used for determination of compensation expense.
**No compensation expense has yet been determined by the Company and recorded in its financial statements.

For options issued on July 26, 2005 and September 28, 2005 and preferred shares issued on September 9, 2005:  For the purposes of these option grants as well as the preferred shares purchased indirectly by certain management employees on September 9, 2005, the compensation committee of the Company determined that the fair value per common share of the Company was $623.  This was based primarily on the common share value in the 2004 Reorganization as well as consideration of developments in the Company’s business since that date.  The Company determined that its enterprise value had not increased since the 2004 Reorganization because even though the Company was making substantial efforts to develop new client relationships and expending significant amounts to expand its capabilities, it had not secured any significant new client relationships in the first three quarters of 2005.

For options issued on November 15, 2005:  The compensation committee determined that the fair value per common share of the Company for the purposes of the option grants in November 2005 was $942.  This was based primarily on a discount to the per common share price that was then under discussion for a purchase of equity by a third party in a negotiated transaction as well as consideration of developments in the Company’s business.  At the time of the November option grants, Wachovia was considering purchasing an equity interest in the Company and a price of $1,177 was under discussion but had not yet been agreed.  In view of the uncertainty as to whether and when the Wachovia transaction would occur and its terms, the compensation committee applied a 20% discount to the price being discussed for the Wachovia transaction.

For options issued on February 27, 2006 and April 20, 2006:  The compensation committee determined that the fair value per common share of the Company for the purposes of these option grants was $1,177.  This was based largely on the sale of common shares by GE to Wachovia and on the Company’s performance during the first quarter of 2006.  On December 16, 2005, GE sold 76,483 common shares of the Company to Wachovia for $1,177 per common share.  The compensation committee believed that the per common share price in the Wachovia transaction was a strong indicator of fair value as the price was determined in arms-length negotiations between unaffiliated parties.  The same price was used for the April 2006 option grants because the committee felt that there had been no significant change in the Company’s performance since February 2006 that warranted an increase in the estimated enterprise value.

For options issued on November 15, 2006:  The compensation committee determined that the fair value per common share of the Company for the purposes of these option grants was $1,513 based on consideration of developments in the Company’s business as well as the report of an independent valuation agent dated November 1, 2006.  In estimating the Company’s enterprise value, the compensation committee considered the fact that the Company had signed contracts with a number of new clients and  was otherwise experiencing significant growth in the third quarter (5 new Delivery Centers were completed in the third quarter and the Company expanded into Eastern Europe and China).

The independent valuation agent estimated a price of $1,513 by using the income approach and the market approach. The income approach analysis was based on a discounted cash flow method.  The market approach was based on direct comparisons of publicly-traded enterprises and equity securities to privately-held enterprises to estimate the fair value of the equity securities of privately-held enterprises as well as a mix of revenue, EBIT and EBITDA multiples.  The independent valuation agent did not use the cost approach because such approach is generally more appropriate for holding companies or capital intensive firms and not as applicable to companies selling goods and services.

The Company notes that the calculation of compensation expense for these options is based on an estimated value of $1,909 per common share.  Although the Company believes that the compensation committee made a reasonable estimate of fair value in good faith on the basis of the information available at the time of the option grant, the Company subsequently decided that it would be prudent to calculate compensation expense for such options for purposes of its financial statements on the basis of the price at which the Company repurchased shares from GE in late December as discussed below.

For options issued on January 3, 2007 and January 26, 2007:  The compensation committee determined that the fair value per common share of the Company for the purposes of these option grants was $1,909, based on the price at which the Company had repurchased $50 million of shares held by GE on December 27, 2006.

For shares transferred on March 2, 2007:  The Company acquired E-Transparent B.V. and related entities (the entities referred to as “ICE” in the Registration Statement) on March 2, 2007 and delivered 7,973 common shares as partial consideration.  The Company had received a report of an independent valuation agent which estimated a value of $2,872.  As noted below, this calculation used a number of shares outstanding that included certain treasury shares.  Without such shares, the per common share value would have been $2,918.

For options issued on March 26, 2007 and March 27, 2007:  The compensation committee determined that the fair value per common share of the Company for the purposes of these option grants was $2,872 based on the report of an independent valuation agent dated March 1, 2007.   In its report, the independent valuation agent assigned a greater weight to the market approach in its valuation of comparable companies than comparable transactions.

The Company notes that the calculation of compensation expense for these options is based on an estimated value of $2,918 per common share because of a change in the calculation of the number of shares outstanding.  That is, the Company believes that the compensation committee made a reasonable estimate of fair value of the Company as a whole in good faith on the basis of the information available at the time of the option grant; however, the per common share calculation considered treasury shares as outstanding shares.  The Company subsequently recorded compensation expense for such options for the purposes of its financial statements on the basis of the $2,918 per share, because that per share price reflected the exclusion of the treasury shares from the denominator.

For options issued on April 20, 2007 and May 29, 2007:  The compensation committee determined that the fair value per common share of the Company for the purposes of these option grants was $2,918.  The compensation committee’s determination of fair value is based on the independent valuation done in March 2007 by an independent valuation agent, with the per share value, adjusted as described above).

Note 19.  Capital stock, page F-33

24.	Please disclose the ratio in which the preferred stock is converted into common stock as defined in the articles of the Company immediately prior to the Qualified Initial Public Offering.

Response:  The Company notes that Note 19 states that the preferred stock is convertible into common stock in the ratio of the Accreted Value at the time of conversion to the conversion price of $623.  The note also states what the Accreted Value was on issuance ($62.3) and provides the dividend rates and states that the dividends will be added to the Accreted value.  As described in the “Description of the 2007 Reorganization” above, the 2007 Reorganization will involve the exchange of all outstanding preferred stock of GGH for common shares of the Company prior to the offering.  Following the completion of the 2007 Reorganization, the Company will not have any outstanding preferred shares.  Accordingly, the Company advises the Staff that it does not believe that disclosure of the conversion ratio is required.

Note 20. Pro forma earnings per share, page F-35

25.
Please tell us how your current disclosure complies with paragraphs 40-41 of SFAS 128. It would appear that you would be required to disclose the effect of the preferred dividends and reconcile the numerator as well as the denominator.

Response: As described above, the 2007 Reorganization will occur prior to requesting effectiveness and will involve a change to the capital structure of the issuer. The Company advises the Staff that it believes the current disclosure is consistent with the Staff’s IPO Capitalization Advice and that no further disclosure is required under paragraphs 40-41 of SFAS 128.

Note 25. Segment reporting, page F-40

26.
Please tell us how you considered the guidance in paragraph 15 of SFAS 131 in determining that your service-based identified business units do not constitute operating segments. Please include details of your analysis of this paragraph, as well as any other guidance you relied upon in determining that the Company operates as a single reportable segment.

Response:  The Company believes it is important to understand its recent history and strategy in order to understand why it has one reportable segment.  We have therefore explained this first and have then discussed the requirements of SFAS 131 and the reasons why the Company has determined that it has one reportable segment.

Background

The Company ceased being a captive operation serving primarily a single client (The General Electric Company) at the end of December 2004.  Since that time it has significantly increased its revenues and diversified its client base.  It has done so by focusing on the development of key strategic client relationships and it expects this to be its priority in the near future.

As a result, the Company makes operating decisions, assesses performance and allocates resources based on the needs of, and opportunities with, existing and prospective clients.  It maintains a fluid, client-focused organizational structure which enables it to respond to client needs and seize these opportunities.

The Company’s organizational structure is comprised of business units which it refers to as centers of excellence or COEs.  It currently has [redacted] COEs, which are not organized on a single basis but instead are organized by types of services, particular client or client groups, geographical locations and recent acquisitions.  The Company changes the number and composition of COEs from time to time in response to client needs and opportunities.

The chief executive officer or CEO is the Chief Operating Decision Maker or CODM.  The CEO reviews all COEs directly.  Decisions relating to resource allocation, the setting of budgets and assessment of performance are taken by the CEO.  The operating decisions and execution of the business plans are the responsibility of the COE leaders.  The CEO is a member of the board of directors of the Company and reports to the board of directors, which reviews the budget and performance of the Company.

Requirements of SFAS 131

SFAS 131 provides that segments should be determined on a basis consistent with that used by management to make operating decisions and assess performance.  Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•	whose operating results are regularly reviewed by the enterprise’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and

•	for which discrete financial information is available.

SFAS 131 permits aggregation of two or more operating segments for reporting purposes if the segments have similar economic characteristics and if the segments are similar in certain other respects, as described further herein.

Information Reviewed by the CODM

The CODM reviews three types of reports that we believe are relevant to the determination that the Company has one reportable segment under SFAS 131: [redacted]

Identification of Operating Segments

[redacted]

As is apparent from this list, the COEs include units based on service offerings, clients, industries served, geographical delivery centers and recent acquisitions.  A COE does not represent an exclusive area of activity of the Company’s business.  The COE structure is instead primarily a management tool, which is used to allocate lead responsibility for the delivery of various services to a client, assess performance and allocate resources.  A COE represents a collection of personnel (together with other resources) who are responsible for delivering services.  In particular, by using the COE structure, the Company is able to allocate responsibility for business and assess performance in a manner consistent with its focus on client relationships.

When the Company enters into a contract with a new client, the CODM, after discussions with relevant members of senior management, decides which COE or COEs should be responsible for the client relationship or for particular services to that client.  In making such decisions, they consider the nature of the work, the capacity of a particular COE and the ability of the COE leader to be the appropriate lead relationship person for a client.

Revenue by COE reflects the decisions made regarding the allocation of lead responsibility for service delivery.  (Revenue is allocated only to one COE; there are no inter-COE transactions included in the amounts shown.)

There is significant fluidity in the COEs depending on changes in the business, and overlap in the activities of the various COEs.  The CODM may create a new COE in a variety of circumstances, including the following:

--prospective size of business relationship with a client;

--complexity or newness of processes being provided;

--relationship and governance models—i.e. does the client control all outsourcing through one group or multiple and varied process owners; and

--level of engagement from the senior most leaders at the client.

For example, the CODM created new client-based COEs.  This was done for each of [redacted] because of a view that the nature of the relationship and the services warranted creating a special unit.

Even where a client-based COE exists, the services delivered to that client are generally the same as those provided by the various service-based COEs, and are delivered from the various delivery centers around the world.  In addition, while a client-based COE would generally have lead responsibility for the relationship and many of the services delivered, there could be certain services provided to that client for which lead responsibility is assigned to a service-based COE or a geographic-based COE.  Because revenue by COE reflects the allocation of such responsibility, the revenue of a client-based COE would not necessarily equal the revenues attributable to that client.  For example, because the [redacted] COE.

Similarly, the service-based COEs deliver services worldwide, through the various delivery centers.  Allocation of revenue between service-based and geographic-based COEs would generally depend on allocation of lead responsibility for particular services to particular clients. [redacted]

The Company has also created new COEs for recent acquisitions because it has been an appropriate way within its structure to manage newly acquired businesses.  For example, it formed new COEs for [redacted]

The COEs change frequently as the business changes.  For example:

•	As noted above, a separate COE was created for [redacted]

•
As the Company began diversifying its client base following its separation from GE, it formed business units focused on particular clients or industry groups, including separate business units for [redacted]

•	Additional client-focused business units are expected to be added because of both the expansion of business with certain clients and with the acquisition of certain new clients.

The CODM reviews the [redacted] and other information by COE.  The annual Business Plan is prepared by COE.  The board reviews financial information for the whole company, as well as annual revenue, EBIT and head count by COE.

Although the Company effectively manages its business by these COEs, it recognizes that it would be unusual to identify each COE as an operating segment.  It would also be impractical to identify them as reportable segments.  Among other reasons, they are numerous, and the composition of the COEs is too varied and changes too frequently.  Therefore, there would not be comparable or meaningful data from period to period.

However, the Company believes it is possible to consider the COEs that are “based” in India as an operating segment under the criteria of SFAS 131.  As illustrated by the Monthly Report, the Company produces aggregate data for a collection of the service-based and client-based COEs under a subtotal that is labelled “India”.  [redacted] The COEs included in that subtotal are those for which the leaders are based in India, which is also where the CODM resides.  Under SFAS 131, this group of COEs could be considered an operating segment for the following reasons:

(1)
the operations so aggregated generate expenses and revenues and comprise more than 75% of the Company’s total revenues.  There is fluidity in the composition of the COEs that are based in India and that comprise this operating segment as indicated above.  They change each year with growth and change in the business.  New COEs may be added as a result of new or expanded client relationships or new service offerings, and existing COEs may be restructured to improve the effectiveness of service delivery and financial reporting.

(2)	the CODM reviews the aggregate numbers for the India-based COEs (in addition to individual numbers for such COEs).

(3)	there is discrete financial information available for the India-based COEs.

When the India-based COEs are considered as an operating segment, the Company considers the remaining COEs – [redacted] – to be operating segments also.

Aggregation

Paragraph 17 of FAS 131 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS No. 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for the products and services;

•	the methods used to distribute the products or provide the services; and

•	if applicable, the nature of the regulatory environment.

Similar Economic Characteristics

The similarity of the economic characteristics of the various segments arises from the fact that the Company generally delivers the same services around the world.  It enters into a master services agreement with each client which establishes the framework for all services to be delivered and then enters into individual statements of work.  Pricing is determined pursuant to these statements of work and is based on a variety of factors (see discussion in the Registration Statement under “Management’s Discussion and Analysis of Results of Operations and Financial Condition-Overview”).  The services are delivered from the various delivery centers around the world, and the work of the service-oriented business units and client-oriented business units is carried out from all of the delivery centers.  Allocation of work among the delivery centers is determined based on what will best serve the client, taking into account factors such as the need for particular language ability or skill, time zones, geographic proximity or other client preferences.

In considering the similar economic characteristics criterion of this standard and the fact that the segments identified are largely geographically based, it is important to understand that (1) the Company has only existed in its current structure since the beginning of 2005, (2) the Company is in a high growth phase and (3) the Company is focused on client development, not on development by geographic area.  This last point is very important because revenue growth rates, EBIT as a percentage of revenue and gross margin percentages for each segment do not necessarily fall within a small range of each other, in part due to differences in the maturity of the various operations.  However, they have generally followed the same trends, and moved up or down in the same way in response to the same positive and negative factors (e.g., general economic upturns and downturns, changes in interest rates, currency exchange rates, commodity prices).

In addition, economic similarity arises from the fact that 85% of the Company’s revenue is U.S. dollar based.  Thus any movement in the U.S. dollar has an impact on the global operations of the Company.  The Company faces currency risk largely from the U.S. dollar and has taken hedged positions largely in the U.S. dollar.

Paragraph 17 Criteria

(i)	Nature of products and services

The Company operates in one business segment, the management of business process services.  The Company’s operating activities are not confined to any one type of product or service; it provides a vast range of services.  For an integrated service provider like the Company, growth is a function of the extent to which companies choose to outsource existing processes and diversification of the Company’s service portfolio.  The nature of the services delivered from locations outside of India is similar to those delivered from India; as noted earlier, the same COEs are involved in such delivery.  The allocation of services among the various delivery centers is based on a determination of client requirements, as previously noted.  For all of these reasons, the Company believes that the nature of the services provided across the various segments is similar and accordingly this factor supports aggregation.

(ii)	Nature of production processes

The production process in a business process outsourcing Company comprises the following:

•	the infrastructure used to deliver the services;

•	the process used to migrate or transition the work to its delivery centers;

•	the people resources used in performing the work; and

•	the systems for quality management and the technology used.

There is similarity between the segments with respect to all these aspects of the process.

(a)
Infrastructure used – All services are delivered from delivery centers located around the world using similar infrastructure, which consists of physical buildings, telecom and IT equipment and other office equipment.

(b)
Migration process – transitioning a process to the various delivery centers in an efficient manner that ensures no disruption of the activity is critical to the success of the Company’s business.  The manner in which the Company transitions processes is the same throughout the world and is similar for the various segments and COEs; differences are driven primarily by client requirements.  It begins with a study to understand the client requirements and feasibility of the transition, and then detailed planning of the process.

(c)
People resources – the personnel requirements for the delivery of services are similar across segments and COEs.  The Company needs similar skill sets worldwide.  It recruits locally but follows similar training and promotion policies worldwide.  It has a “mobility company” which is used to assign personnel from one location to a client’s offices or another location temporarily to assist in the migration of processes or oversight of work.  Personnel are also encouraged to pursue opportunities in their area of interest and can move from one process to another and from one geographic location to another.  All employees receive specific skill training to enable them to move from one process to another.

(d)
System for quality management and technology– Quality management across all segments and COEs is based on a common framework which uses the principles of Six Sigma and Lean.  The quality initiatives are led by a central team which works with all the COEs and delivery centers.  In addition, technology is an enabling service as well as a product.  It is used in all areas of the Company’s business to digitize a process, standardize a process or otherwise manage or improve a process.

(iii)           Type or class of customer and distribution methods.

The Company pursues the same types of clients using common business development procedures around the world.  It delivers services to many of its large clients, such as GE, Nissan and others, from multiple locations.  It has a central business development team which is based in the U.S., with members located around the world.  As management identifies opportunities, it identifies the members of the business development team, along with support from other operational personnel, who should pursue the opportunity.  The Company’s goal is to increase revenues from strategic key clients irrespective of the client’s industry, services needed or location.

Another illustration of the similarity of services and production processes is that the Company has made acquisitions of businesses whose operations were located in the United States (in the case of Creditek and Genpact Mortgage Services) and Europe (in the case of ICE), and has transferred or is in the process of transferring certain aspects of the delivery of services by these businesses to its delivery centers in India and other jurisdictions aside from those in which the acquired business operated.

(iv)           Regulatory Environment

The Company is effectively subject to the regulatory requirements of the jurisdictions in which its clients are located, either as a matter of law or as a matter of the requirements imposed on it by client contracts.  It must also comply with applicable regulatory requirements of the jurisdictions in which its operations are based.  These regulatory requirements pertain to industry requirements (such as in the areas of banking, insurance and other financial services), privacy, export restrictions (typically on software or certain processes) and, increasingly, laws directed at regulating outsourcing itself.  While there are differences by jurisdiction, there is no meaningful difference in such regulatory regimes for purposes of determination of segments under SFAS 131.

Conclusion

Based on the foregoing, the Company has determined that it has one reportable segment.

Note 28. Subsequent events, page F-44

27.	Please disclose the total purchase price and the preliminary allocation of the preliminary purchase price for the acquisition of ICE Enterprise Solutions B.V.

Response:  The Company will comply with the Staff’s comment in Amendment No. 1 to the Registration Statement.

28.
Please disclose the amount of the potential obligation the Company might incur as a result of defaulted mortgage loans and management’s assessment of the potential that the Company will have to repurchase such loans.

Response:  The Company advises the Staff that Genpact Mortgage Services ceased to fund new loans as of May 31, 2007.  Prior to such time, its practice was to agree to repurchase a sold loan, if there was a payment default on that loan, during an agreed period of up to seven months following the sale.  As of May 31, 2007, the total amount of such sold loans that Genpact Mortgage Services could potentially be required to repurchase was $109.6 million, of which $1.1 million were in payment default.  Of that $1.1 million, Genpact Mortgage Services has received a notice to repurchase one loan of $0.2 million.  As of May 31, 2007, Genpact Mortgage Services also held $12 million of loans on its balance sheet that it expects to sell under similar terms.

Management assesses the potential that it will be required to repurchase loans and determines appropriate provisions, if any, for such potential obligation by considering the type and mix of loans sold (e.g., whether sub-prime or prime), the general history and its relationship with the purchasers of the loans, loan delinquency rates, loan to value ratios, collateral quality and its historical experience.

The Company will comply with the Staff’s comment by including disclosure similar to the above in Amendment No. 1 to the Registration Statement.

Signatures, page II-5

29.	Please revise to include signatures as required by the instruction to Form S-1.

Response: Revisions will be made to page II-6 of Amendment No. 1 in response to the Staff’s comment.

____________

The Company takes note of the Staff’s additional instructions and will comply with them at the appropriate times.

Please contact the undersigned at (212) 474-1154, or, in my absence, Michael Clayton at (212) 474-1754, with any questions you may have regarding the Registration Statement.

                            Sincerely,

                            /s/ Timothy G. Massad

                            Timothy G. Massad

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

With a copy to:

Ms. Amanda Jaffe
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Paul Dudek
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. Vivek Gour
Chief Financial Officer
Genpact
DLF City - Phase V
Sector 53, Gurgaon
Haryana State 122002
INDIA

Mr. Victor F. Guaglianone
Senior Vice President and General Counsel
Genpact
1251 Avenue of the Americas
41st Floor
New York NY 10020-1104

Mr. Rakesh Dewan
Partner
KPMG
4B, DLF Corporate Park
DLF City, Phase III
Gurgaon 122 002
INDIA

Encl.

[redacted]